UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

WILD OATS MARKETS, INC.

(Name of Subject Company)

WILD OATS MARKETS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Freya R. Brier
Senior Vice President, General Counsel and Corporate Secretary
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2007, as amended on March 15, 2007, March 22, 2007 and April 25, 2007 (the “Statement”), by Wild Oats Markets, Inc., a Delaware corporation (the “Company”).  The Statement relates to the cash tender offer by WFMI Merger Co. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2007, as amended March 14, 2007, March 21, 2007, March 28, 2007, April 25, 2007 and May 22, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (such Common Stock, together with the associated Rights, the “Shares”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.  Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.   Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

(l)            Extension of Subsequent Offering Period.

On May 22, 2007, Purchaser issued a press release announcing that Merger Sub had extended the expiration date for the Offer until 5:00 p.m., New York City time, on Wednesday, June 20, 2007.  A copy of the press release is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

Item 9.   Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(8)	Press release issued by the Purchaser on May 22, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Purchaser with the SEC on May 22, 2007).

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.

By:	/s/ Gregory Mays
Name:	Gregory Mays
Title:	Chairman of the Board of Directors

Dated: May 22, 2007

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